Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-188132) on Form S-3 and (No. 333-188134, No. 333-164737 and No. 333-65376-99) on Form S-8 of Accenture plc of our report dated October 30, 2015, with respect to the statements of financial condition of the Accenture plc 2010 Employee Share Purchase Plan as of August 31, 2015 and 2014, and the related statements of operations and changes in plan equity for each of the years in the three-year period ended August 31, 2015, which report appears in the August 31, 2015 annual report on Form 10-K of Accenture plc.

/s/ KPMG LLP

Chicago, Illinois
October 30, 2015